SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of September 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On September 9, 2014, DHT Holdings, Inc. (the “Company”) issued a press release announcing that the Company is planning an offering of shares of the Company’s common stock in a registered direct offering (the “Registered Direct Offering”), subject to market and other conditions.

On September 9, 2014, the Company issued a press release announcing that the Company is planning a private placement of convertible notes due 2019 (the “Private Placement”), subject to market and other conditions.

The Company intends to use the net proceeds of the Registered Direct Offering and the net proceeds of the Private Placement to fund its acquisition of Samco Shipholding Pte. Ltd., a private company limited by shares incorporated under the laws of the Republic of Singapore, the expansion of its fleet, its pending vessel acquisitions and shipbuilding contracts and for other general corporate purposes.

Attached hereto as Exhibit 99.1 is a copy of the Company’s press release announcing the Registered Direct Offering, dated September 9, 2014, and it is incorporated herein by reference.

Attached hereto as Exhibit 99.2 is a copy of the Company’s press release announcing the Private Placement, dated September 9, 2014, and it is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated September 9, 2014
99.2	Press Release dated September 9, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: September 10, 2014	By:	/s/ Eirik Ubøe
Eirik Ubøe Chief Financial Officer